8555 UNITED PLAZA BOULEVARD BATON ROUGE, LOUISIANA 70809-7000 225-248-2000 FAX 225-248-2010 www.joneswalker.com

September 2, 2015

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	CenturyLink, Inc. Preliminary Prospectus

Ladies and Gentlemen:

On behalf of CenturyLink, Inc. (“CenturyLink”), we are today filing electronically via the Commission’s EDGAR system a preliminary prospectus on Form S-4 in connection with the offer by CenturyLink to exchange up to $500,000,000 aggregate principal amount of CenturyLink’s unregistered 5.625% Senior Notes, Series X, due 2025 for a like principal amount of CenturyLink’s registered 5.625% Senior Notes, Series X, due 2025. The prospectus is being filed in preliminary form.

If you have any questions regarding this filing, please contact the undersigned at (225) 248-2030.

Very truly yours,

/s/ Alexandra Layfield
Alexandra Layfield

cc:	Stacey W. Goff
CenturyLink, Inc.

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